Shengfeng Development Limited

July 2, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Draft Registration Statement on Form F-1
Submitted May 20, 2021
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated June 16, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“DRS/A”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page 1

1. Please clarify whether the “additional items of value” you will be paying to the underwriters in connection with this offering solely refer to the representative's warrants.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 1 of the DRS/A to clarify the items of value being paid to the underwriters. The Company further respectfully refers the Staff to the “Underwriting” section starting on page 135 of the DRS/A for a discussion of all compensation payable to the underwriters.

Risks Related to Our Business and Our Industry

We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our business, page 14

2. You disclose that for the year ended December 31, 2020, Hubei Luge Logistics Co., Ltd. and Anhui Luge Transportation Co., Ltd. contributed approximately 19.8% and 12.4% of total purchase of the Company, respectively. You further disclose that the failure of these parties to perform in compliance with your agreements may negatively impact your business. To the extent you are substantially dependent on any agreements with these customers, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please explain why. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 81 of the DRS/A to describe the material terms of the agreements with Hubei Luge Logistics Co., Ltd. and Hefei Weitian Yuntong Information Technology Co., Ltd. The Company is also filing the Road Freight Transportation Cooperation Agreement and Road Freight Transportation Platform Cooperation Agreement entered into with Hubei Luge Logistics Co., Ltd. and Hefei Weitian Yuntong Information Technology Co., Ltd., respectively, as Exhibits 10.14 and 10.15 to the DRS/A.

Risks Relating to Our Corporate Structure, page 16

3. We note that Shengfeng Logistics holds fifty-one percent ownership in two of its significant subsidiaries. Please add risk factor disclosure for any related risks that are material. For example, discuss any material risks related to rights of the minority shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that any related risks in connection with these two subsidiaries, Diaobingshan Hengde Logistics Co., Ltd. (“Diaobingshan”) and Fuzhou Shengfeng New Material Technology Co., Ltd. (“New Material”), would be material to the Company, and that they need to be disclosed as risk factors in the DRS/A based on the following reasons:

a.	Shengfeng Logistics is in the process of transferring all of its 51% equity interests in Diaobingshan to an unrelated third party.

As disclosed on pages 5, 44, F-8 and F-36 of the DRS/A, on April 25, 2021, Shengfeng Logistics entered into a share transfer agreement with Mr. Sun Mingyang, an unrelated third party, to transfer its 51% equity interests in Diaobingshan to Mr. Mingyang for a consideration of approximately $0.3 million. As of the date of this response letter, a substantial part of such transaction, including but not limited to the change of business registration with relevant authorities, has been completed, though an outstanding balance in the amount of US$58,860 (RMB 380,000) remains to be received by Shengfeng Logistics as part of this transaction. Based on the current status, the business and operations, risks and liabilities of Diaobingshan incurred thereafter have been transferred to Mr. Sun Mingyang as of April 28, 2021 due to the completion of the change of business registration according to the share transfer agreement.

b.	The revenue Diaobingshan and New Material contributed for the years ended December 31, 2020 and 2019 represented less than 1%, respectively, of the total revenue of the Company for the fiscal years 2020 and 2019.

Specifically, for the years ended December 31, 2020 and 2019, Diaobingshan contributed $1,671,600 and $898,500 to the Company’s revenue, respectively, representing 0.58% and 0.38% of the total revenue of the Company for the fiscal years 2020 and 2019, respectively. Additionally, for the years ended December 31, 2020 and 2019, New Material contributed $1,043,800 and $428,500 to the Company’s revenue, respectively, representing 0.36% and 0.18% of the total revenue of the Company for the fiscal years 2020 and 2019, respectively.

As a result, the Company believes that the related risks in connection with Diaobingshan and New Material are not material and therefore do not need to be disclosed as risk factors in the DRS/A.

4. We note your disclosure that pursuant to the PRC Labor Contract Law, that became effective in January 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. However, you further state that the interpretation and implementation of labor-related laws and regulations are still evolving and you cannot assure that your employment practice does not and will not violate labor-related laws and regulations in China, which may subject you to labor disputes or government investigations. Given the passage of time since the adoption of the amendments to the Labor Contract Law, please explain your disclosure and clarify whether you are in compliance.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 21 of the DRS/A to update and clarify the Company’s compliance with labor-related laws and regulations in China.

Our VIE Arrangements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control, page 17

5. Please revise to disclose the percentage ownership of Shengfeng Logistics held by each of the Company through its wholly owned subsidiary, Fujian Yunlian Shengfeng Industry Co., Ltd., and the other Shengfeng Logistics Shareholders, collectively. We note your related disclosure on page 3.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3, 16 and 42 of the DRS/A to disclose the percentage ownership of Shengfeng Logistics Group Co., Ltd. held by its shareholders.

Use of Proceeds, page 37

6. We note your disclosure that you plan to use 50% of your net proceeds to fund working capital and for other general corporate purposes. As this is a significant portion of the proceeds and you do not disclose any specific plans for these proceeds, please disclose the principal reasons for the offering. Refer to Item 4.a. of Form F-1 and Item 3.C of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 36 of the DRS/A to provide our plans for the use of net proceeds from this offering in further detail.

7. Please revise to describe all material commitments for capital expenditures, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Refer to Item 4.a of Form F-1 and Items 5.B.3 and 5.D. of Form 20-F. In this regard, we note your disclosure of several planned expenditures in your Use of Proceeds section on page 37.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 57 of the DRS/A to clarify that subsequent to December 31, 2020 and as of the date of the DRS/A, there have been no material commitments for capital expenditures. The Company also respectively advises the Staff that the disclosure with respect to the use of proceeds on page 36 of the DRS/A represents all planned expenditures without any definitive commitments as of the date of this response letter.

8. We note the disclosure that you are permitted under PRC laws and regulations to utilize the proceeds from this offering to fund your PRC subsidiary by making loans to or additional capital contributions, and to fund Shengfeng Logistics only through loans, subject to applicable government registration and approval requirements. Disclose the dollar amount of net proceeds that would be immediately available to be loaned to your VIEs.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 36 and 55 of the DRS/A to disclose that all of the net proceeds from this offering would be immediately available to be loaned to Shengfeng Logistics and its subsidiaries, subject to the respective loan agreements to be entered into between the Company and the VIE and its subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19 on our Operations and Financial Performance, page 49

9. Please expand MD&A to better explain the particular impact of COVID-19 on your financial condition and operations. In addition, clarify your expectations for the future impact of COVID-19 and response to evolving events and how you are planning for COVID-19-related uncertainties. Refer to CF Disclosure Guidance Topics 9 and Topic 9A.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 48 of the DRS/A to explain the particular impact of COVID-19 on its financial condition and operations, clarify its expectations for the future impact of COVID-19 and response to evolving events and how it is planning for COVID-19-related uncertainties.

Critical Accounting Policies and Estimates, page 50

10. Revise your disclosure of critical accounting estimates so that that it supplements, not duplicates, the description of accounting policies in the notes to the financial statements. Refer to Item 5.E of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 50 and 51 of the DRS/A to disclose the critical accounting estimates so that that it supplements the description of accounting policies in the notes to the financial statements.

11. It appears that you have identified risks and uncertainties related to the consolidation of variable interest entities in Note 16 that are not addressed in your critical accounting policies and estimates. Tell us why you do not consider the principles of consolidation to be an area where critical accounting estimates should be disclosed in accordance with Item 5.E of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 51 of the DRS/A to identify risks and uncertainties related to the consolidation of variable interest entities.

Results of Operations, page 53

12. Revise the discussion and analysis of operating results to better explain and quantify the causal factors that generated income statement variances between periods for which financial statements are presented. Your revised disclosure should address the full amount of the change between periods for each of your financial statement line items. Refer to Item 5.A and Item 5.A.1 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 52, 53 and 54 of the DRS/A to better explain and quantify the causal factors that generated income statement variances between periods for which financial statements are presented.

Cost of revenue, page 54

13. We note from your disclosure that your Cost of revenues line item includes cost of transportation services, including “cooperation cost.” Please clarify the nature of this type of cost. In addition, clarify that this line item includes the direct cost of transportation paid to third-party carriers. In this regard, it appears from the disclosure on page F-35 that there were two carriers that accounted for at least 19.8% and 12.4% of your cost of revenue.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 13, 53, 57 and F-35 of the DRS/A to clarify the nature of cooperation cost and that cooperation cost includes the direct cost of transportation paid to third-party carriers.

Liquidity and Capital Resources, page 55

14. We note from your disclosure that you are permitted under the People's Republic of China ("PRC") laws and regulations to provide funding to your PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. Please expand the discussion here to also disclose the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 55 of the DRS/A to expand the discussion to also disclose the restrictions on foreign exchange and the Company’s ability to transfer cash between entities, across borders, and to U.S. investors.

Cash flows and working capital, page 55

15. Please include a discussion of the underlying reasons for the changes in cash flows provided by or used in operating activities. Refer to Item 5.B of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 56 of the DRS/A to discuss the underlying reasons for the changes in cash flows provided by or used in operating activities.

Capital Expenditures, page 56

16. You indicate that you intend to fund future capital expenditures with existing cash and proceeds from this offering. To the extent you have any material commitments for capital expenditures, please disclose them pursuant to Item 5.B.3 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 56 of the DRS/A to clarify that subsequent to December 31, 2020 and as of the date of the DRS/A, there have been no material commitments for capital expenditures.

Industry, page 59

17. We note that you have included numerous CAGR projections in this section derived from Frost & Sullivan’s industry report titled “Independent Market Study on China’s Road Logistics and Contract Logistics Markets." Please revise your disclosure to describe the assumptions underlying these estimates and to include balancing language to emphasize the prospective nature of these growth rates.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 59, 60, 62, 63, 64, 65 and 66 of the DRS/A to describe the assumptions underlying the estimates in the “Industry” section of the DRS/A and to include balancing language to emphasize the prospective nature of such growth rates.

Business, page 66

18. You disclose here and elsewhere in the filing that you own and operate your fleets. However, you disclose on page 78 that you utilize a fleet of self-owned and outsourced vehicles to form both your line-haul transportation network for long-distance, high-capacity transportation, and your short-haul transportation network for short-distance, low-capacity pickup and delivery, and that you outsource approximately 70% of your freight transportation services to independent third-party transportation providers for additional capacity. Please revise to address this apparent discrepancy or explain.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 79 of the DRS/A to resolve the discrepancy.

Management

Employment Agreements and Indemnification Agreements, page 101

19. We note your disclosure that you will enter into employment agreements with each of your executive officers and that you intend to file a form of this agreement as Exhibit 10.1 to your registration statement. Please file the employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8.a. of Form F-1, rather than a "form of" employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation SK.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that these employment agreements are not required to be publicly filed in our home country, the Cayman Islands, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

20. Please request that the auditor revise the first paragraph under Basis for Opinion to make reference to Public Company Accounting Oversight Board (United States) ("PCAOB"). Refer to paragraph .09(g) and Appendix B of AS 3101.

Response: In response to the Staff’s comment, our auditor, Friedman LLP, has revised the statement on page F-2 of the DRS/A to make reference to Public Company Accounting Oversight Board (United States) ("PCAOB").

Consolidated Statements of Income and Comprehensive Income, page F-4

21. Revise your description of the Costs of revenues line item to disclose that it is exclusive of depreciation shown separately below. Refer to SAB Topic 11:B. Note that while the guidance in SAB Topic 11:B provides an accommodation for presenting depreciation and amortization that is attributable to Cost of revenues separately from other amounts comprising the Cost of revenues, this does not extend to measures of gross profit. Please revise your presentation as necessary to show the portion of depreciation and amortization that is attributable to cost of revenues within your measure of gross profit.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-24 of the DRS/A to disclose the depreciation and amortization included in the cost of revenue for the years ended December 31, 2020 and 2019.

Notes to Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-7

22. We note that on December 18, 2020, you completed a reorganization of entities under common control of your “then existing shareholders, who collectively owned all of the entity interests of the Company prior to the reorganization.” Please tell us the basis for your conclusion that the entities were under common control for all reported periods. Specifically, identify the significant shareholders and their percentage ownership in the various entities prior to the reorganization.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that on December 18, 2020, the Company completed a reorganization of entities under the common control of its then existing majority shareholder, Mr. Yongxu Liu, our current CEO, Chairman of the Board and president, who directly and indirectly owned 80.11% of the equity interests of Shengfeng Logistics Group Co., Ltd., our VIE, prior to and after the reorganization. After the reorganization, Mr. Liu, through his wholly owned entity, owns 52.35% of the equity interests of our Company to be listed, Shengfeng Development Limited. Therefore, the reorganization was completed under the basis of common control. The consolidated financial statements were prepared on the basis that the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company under ASC 810-10.

23. It appears there is a more fulsome discussion of the terms of the Contractual Agreements beginning on page 45. Please include a cross-reference to that disclosure in Note 1.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-9 and F-10 of the DRS/A to include more discussion of the terms of the Contractual Agreements.

Revenue recognition

Principal and Agent Considerations, page F-16

24. You disclose that “the Company sometimes utilizes independent contractors and third-party carriers in the performances of some transportation services.” However, we note from disclosure on page 78 of the submission that you outsource approximately 70% of your freight transportation services to independent third-party transportation providers. As such, clarify your use of the word “sometimes” within this footnote. Additionally, provide us with your analysis regarding how you determined gross reporting for your transportation services revenue was appropriate pursuant to FASB ASC 606-10-25-25 and FASB ASC 606-10-55-36 through 40. Specifically address how you considered the definition of control and how you are directing the independent contractors and third-party carriers.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-16 of the DRS/A to clarify its use of the word “sometimes” within that certain footnote.

The Company respectively advises the Staff that it has performed an analysis to determine if it is the principal or an agent in these transactions. Key factors are detailed below:

a.	the Company is primarily responsible for fulfillment and acceptability according to the contracts;

b.	the Company assumes the risk of loss on clients’ goods from the point of time the contractors take possession until such goods are accepted in good order by the receivers;

c.	the Company has full and absolute discretion in setting the prices and terms with the clients; and

d.	the Company requires the independent contractors and third-party carriers to follow the Company’s policies and procedures for logistics services. The Company also controls and monitors progress of deliveries through GPS tracking devices.

Based on the Company’s evaluation of above factors, the Company concluded that it controls the goods and services and that it is a principal in these transactions. Therefore, it records revenues for contracted work at the gross amount it charges its clients in accordance with FASB ASC 606-10-25-25 and FASB ASC 606-10-55-36 through 40.

Disaggregated information of revenues by services, page F-17

25. We note the disclosure of your revenues on a disaggregated basis is the same as that presented on the face of your Consolidated Statements of Income and Comprehensive Income. Please tell us your consideration of providing disaggregated revenue by another category, such as mode of transportation. For example, we note disclosure on page 70 indicating that you offer both full truckload (“FTL”) and less than truckload (“LTL”) freight transportation services. Refer to FASB ASC 606-10-50-5 and 55-89 through 55- 91.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that there is no data available for it to disclose its revenue by FTL and LTL or other categories. The Company does not monitor the revenue related to FTL and LTL, but it monitors its revenue by region. Therefore, it presented its revenue by region in accordance with ASC 606. We disclosed the revenues by revenue stream as shown on the face of our consolidated financial statements of income and comprehensive income as well as disaggregated information of revenues by geographic locations on page F-18 of the DRS/A.

Note 19. Condensed financial information of the parent company, page F-36

26. We note you have presented your investment in subsidiary at cost plus equity in undistributed earnings of subsidiaries. This does not appear to reflect the net carrying amount attributable to the parent, which should equal the amount reported in the balance sheet as the parent company’s investment in the underlying net assets of the subsidiary. Tell us your basis for this presentation.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that Shengfeng Development Limited’s (the “Parent Company”) financial information presented in Note 19 on page F-36 of the DRS/A does not include any investment in subsidiary presented in the consolidated financial statements, because the investment in subsidiary mentioned in the comment is held by Shengfeng Logistics Group Co., Ltd. (the “VIE”) instead of the Parent Company. Though the VIE’s financial statements were consolidated with the Parent Company because of the VIE arrangements, the Parent Company does not directly hold any equity interests of the VIE and therefore it is the primary beneficiary of the VIE. The Company also respectively refers the Staff to the diagram on page 42 of the DRS/A for its corporate structure illustration.

Exhibits

27. Please file your short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch and related guarantee as exhibits or tell us why you believe they are not required to be filed. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure that as of December 31, 2020, the current ratio did not meet the financial covenant of this loan agreement. Please also describe any attendant risks with your ability to meet your financial covenants.

Response: The Company acknowledges the Staff’s comment and is filing the short-term loan facility agreements with Bank of China Fuzhou Jin’an Branch and related agreements and guarantee (the “2019 Agreements” and “2020 Agreements”) as Exhibits 10.16 to 10.27 to the DRS/A.

The Company respectively advises the Staff that it does not believe any attendant risks in connection with its ability to meet the financial covenants of the current ratio being no less than 1.2 and the asset liability ratio being not over 40% are material to the loans under the 2020 Agreements based on the following reasons:

1.	Pursuant to the Short-term Loan Facility Agreement with Bank of China Fuzhou Jin’an Branch dated as of June 22, 2020 (the “Loan Facility Agreement”), Bank of China Fuzhou Jin’an Branch made available a total facility of up to approximately $15.3 million (RMB 100 million) to the Company on the condition that the Company meet certain financial covenants, including that the current ratio shall not be less than 1.2 and the asset liability ratio shall not be over 40%. The Loan Facility Agreement further set forth that if the Company fails to meet any of the financial covenants, the total facility available to the Company will be limited to the amount equal to the mortgage amount, or may be further reduced depending on the circumstances;

2.	Pursuant to the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated June 22, 2020, the appraisal value of the collateral was US$15,814,500 (RMB103,362,800) and the mortgage amount is US$15,300,000 (RMB100,000,000);

3.	Based on 1 and 2 above, under normal circumstances, the Company’s inability to meet the financial covenant of current ratio should only cause the total facility available to it to be equal to the mortgage amount, which is US$15,300,000 (RMB100,000,000). Additionally, the Company had only drawn down an aggregate of US$12.3 million (RMB 80 million) of loans prior to the expiration date of this Loan Facility Agreement, which was less than US$15,300,000 (RMB100,000,000); and

4.	As of the date of this response letter, the Company has not received any notices from Bank of China requesting its early repayment of the loans because of its inability to meet the financial covenants.

On June 28, 2021, the Company entered into a short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch pursuant to which a total facility of up to approximately US$12.3 million (RMB 80 million) was made available to the Company. The short-term loans to be drawn down under this loan facility agreement are expected to be collateralized by the real estate and the land use rights for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province, amounted to approximately US$10.0 million in total, owned by the Company, and guaranteed by Yongxu Liu, a shareholder, the CEO, Chairman of the Board and president of the Company. As of the date of this response letter, no short-term loans have been drawn down under this new agreement. The Company expects to enter into a maximum mortgage agreement and a maximum guarantee agreement related to this new loan facility agreement once a short-term loan is drawn down. Pursuant to the new loan facility agreement, the VIE shall meet two financial covenants that: (i) its current ratio shall be no less than 1; and (ii) the VIE’s financing exposure balance shall be no more than approximately US$61.3 million (RMB400,000,000) or 25% of the annual revenue. If the Company fails to meet either of the financial covenants, the total loan facility available will be reduced to approximately US$7.7 million (RMB 50 million), and may be further reduced depending on the circumstances. As of the date of this response letter, the Company meets both financial covenants.

The new short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch dated as of June 28, 2021 is also being filed as Exhibits 10.29 to the DRS/A.

General

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’ s securities.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC